   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 23, 1997

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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                            SOFTWARE ARTISTRY, INC.
                           (Name of Subject Company)

                         ------------------------------

                            SOFTWARE ARTISTRY, INC.
                       (Name of Person Filing Statement)

                         ------------------------------

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                         ------------------------------

                                    83402810
                     (CUSIP Number of Class of Securities)

                         ------------------------------

                                W. SCOTT WEBBER
                                 PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                            SOFTWARE ARTISTRY, INC.
                          9449 PRIORITY WAY WEST DRIVE
                             INDIANAPOLIS, IN 46240
                                 (317) 843-1663

          (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing this
                                   Statement)

                         ------------------------------

                                    COPY TO:
                                Paul Bork, Esq.
                            Hinckley, Allen & Snyder
                                28 State Street
                                Boston, MA 02109
                                 (617) 345-9000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Software Artistry, Inc., an Indiana corporation, and the address of its principal executive offices is 9449 Priority Way West Drive, Indianapolis, Indiana 46240.

    The title of the class of equity securities to which this statement relates is the Company's Common Stock, no par value (the "Common Stock"). Unless the context otherwise requires, as used herein the term "Shares" shall mean shares of the Common Stock.

ITEM 2. TENDER OFFER OF THE BIDDER.

    This statement relates to the offer (the "Offer") by Hoosier Acquisition Corp., an Indiana corporation (the "Purchaser") and a wholly-owned subsidiary of International Business Machines Corporation, a New York corporation ("IBM"), to purchase all outstanding Shares at a price of $24.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated December 23, 1997 and the related Letter of Transmittal (which together constitute the "Offer Documents"), which Offer Documents constitute exhibits to the Tender Offer Statement on Schedule 14D-1 dated December 23, 1997 (as amended or supplemented, the "Schedule 14D-1"), filed by the Purchaser pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") with the Securities and Exchange Commission (the "Commission"). The Offer Documents indicate that the principal executive offices of the Purchaser and IBM are located at New Orchard Road, Armonk, New York 10504.

    The Offer is being made pursuant to the Agreement and Plan of Merger dated as of December 18, 1997 (the "Merger Agreement"), among the Company, IBM and the Purchaser. A copy of the Merger Agreement is filed as Exhibit 1 to this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. In the Merger, each Share outstanding at the effective time of the Merger (other than Shares held in the treasury of the Company, Shares owned by IBM, the Purchaser or any other subsidiary of IBM or of the Company or by shareholders, if any, who are entitled to and who properly exercise dissenters' rights under Indiana law in the event the Shares are not registered on a national securities exchange or quoted for trading on the Nasdaq National Market at the record date for any shareholder vote on the Merger (if any such vote is required)) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive an amount per share in cash equal to the price per Share paid in the Offer (the "Merger Consideration"), upon the surrender of the certificate formerly representing such Share ("Certificate"). The Merger Agreement is summarized in Item 3 of this
Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its wholly-owned subsidiaries, viewed as a single entity.

    (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates with respect to executive compensation and stock option plans are described in the Company's Proxy Statement dated March 25, 1997, relating to its April 25, 1997 Annual Meeting of Shareholders (the "Proxy Statement"), under the headings "Voting Securities and Principal Holders--Ownership Information" and "Executive Compensation--Executive Officer Compensation," "--Employment and other Employee-Related Contracts" and "--Summary of

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Material Terms of Incentive Plan". A copy of such portions of the Proxy
Statement has been filed as Exhibit 2 to this Schedule 14D-9 and is incorporated herein by reference.

    The Company maintains two stock compensation plans to provide continuing long-term incentives to selected eligible key employees, directors, and consultants: the Nonstatutory Stock Option Incentive Plan ("Nonstatutory Plan"), which covers an aggregate of 412,500 shares of Common Stock; and the Company's Incentive Stock Option Plan, as amended ("Incentive Plan"), which covers an aggregate of 2,075,000 Shares.

    NONSTATUTORY PLAN. The Nonstatutory Plan is administered by the Board of Directors or a committee thereof. The Board may interpret the Nonstatutory Plan and, subject to its provisions, may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Nonstatutory Plan. Subject to certain limits set forth in the Nonstatutory Plan, the Board has complete discretion to select the participants, establish the manner in which options are granted and exercised, cancel or modify options in certain situations, impose restrictions on transferability or repurchase rights on shares of Common Stock issued thereunder, and otherwise prescribe all of the terms and provisions of options granted under the Nonstatutory Plan. As of December 18, 1997, options for 341,674 Shares had been granted under the Nonstatutory Plan at an average exercise price of $7.46 per Share.

    INCENTIVE PLAN. The Incentive Plan is administered by the Board of Directors or a committee appointed thereby, a majority of the members of which must be members of the Board. A more detailed description of the Incentive Plan is contained in the portion of the Company's Proxy Statement attached as Exhibit 3 and is hereby incorporated herein by reference.

    401(K) SAVINGS PLAN. The Company maintains the Software Artistry, Inc. Employees' 401(k) Profit Sharing Plan, a defined contribution retirement plan with a cash or deferred arrangement as described in Section 401(k) of the Code (the "401(k) Plan"). The 401(k) Plan is intended to be qualified under Section 401(a) of the Code. All employees of the Company are eligible to participate in the 401(k) Plan on the first day of the month concurrent with or following the date of employment. The 401(k) Plan provides that each participant may make elective contributions from 1% to 20% of his or her compensation, subject to statutory limitations. The Company may also make discretionary profit sharing contributions under the Plan. The amount of such contributions to be made during any plan year, if any, is determined by the Company. Under the terms of the 401(k) Plan, allocation of discretionary profit sharing contributions is integrated with Social Security, in accordance with applicable nondiscrimination rules under the Code. To date, the Company has made no discretionary profit sharing contributions under the 401(k) Plan.

    Certain executive officers have employment agreements with the Company and are eligible to receive benefits upon termination without cause or constructive termination following a change in control, including payment of twelve months' salary and health benefits, under the terms of the Executive Officer Severance Provisions dated June 19, 1997, as supplemented by a Supplemental Memorandum dated October 23, 1997 (collectively, the "Severance Provisions"). A summary of the employment agreements is contained in the portion of the Company's Proxy Statement attached as Exhibit 2 and is hereby incorporated herein by reference. In connection with the Offer and the Merger, the executive officers have agreed, pursuant to the severance pay waivers described below, to waive all or a part of the benefits accruing to them pursuant to the Severance Provisions.

MERGER AGREEMENT

    The Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under "Conditions to the Merger", the Purchaser will be merged with and into the Company, and each then outstanding Share (other than Shares held in the treasury of the Company, Shares owned by IBM, the Purchaser or any other subsidiary of IBM or of the Company or by shareholders, if any, who are entitled to and who properly exercise dissenters' rights under Indiana law in the event the Shares are not registered on a national securities exchange or quoted for trading on the Nasdaq National Market at the record date for any shareholder vote on the Merger (if any such vote is required)) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer.

    VOTE REQUIRED TO APPROVE MERGER. The Indiana Business Corporation Law ("IBCL") requires, among other things, that any plan of merger or consolidation of the Company must be adopted by the Board of Directors and, if the "short-form" merger procedure described below is not available, approved by the holders of the Company's outstanding voting securities. The Board of Directors of the Company has adopted the Merger Agreement and approved the Offer and the Merger; consequently, the only additional action of the Company that may be necessary to effect the Merger is approval of the Merger Agreement by the Company's shareholders, if such "short-form" merger procedure is not available. Under the IBCL, if shareholder approval of the Merger Agreement is required in order to consummate the Merger, the vote required is the affirmative vote of the holders of a majority of the outstanding Shares. If the Purchaser acquires, through the Offer, the Shareholder Agreement (as defined below) or otherwise, voting power with respect to a majority of the outstanding Shares (which would be the case if the Minimum Condition (as defined below) were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the affirmative vote of any other shareholder of the Company.

    The IBCL also provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company and that subsidiary may merge without the approval of the shareholders of the parent or the subsidiary. Accordingly, if, as a result of the Offer, the Shareholder Agreement or otherwise, the Purchaser owns at least 90% of the outstanding Shares, the Purchaser could effect the Merger without prior notice to, or any action by, any shareholder of the Company.

    CONDITIONS TO THE MERGER. The Merger Agreement provides that the respective obligations of each party to effect the Merger is subject to the satisfaction or waiver of the following conditions: (a) if required by applicable law, the Merger having been approved by the affirmative vote of the holders of a majority of the Shares; (b) no statute, law, ordinance, rule, or regulation (a "Law"), or judgment, order, writ, preliminary or permanent injunction or decree (an "Order") issued by any federal, state or local government or any court, tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, domestic, foreign or supranational (a "Governmental Entity"), or other legal restraint or prohibition preventing the consummation of the Merger being in effect; PROVIDED, HOWEVER, that each of the Company, the Purchaser and IBM has used reasonable efforts to prevent the entry of any such Order and to appeal as promptly as possible any Order that may have been entered; and (c) the Purchaser having previously accepted for payment and paid for Shares pursuant to the Offer.

    TERMINATION OF THE MERGER AGREEMENT. The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after approval of the terms of the Merger Agreement by the shareholders of the
Company:

        (1) by mutual written consent of the Company and IBM;

        (2) by either the Company or IBM (a) if (i) as a result of the failure of any of the conditions to the Offer, the Offer has terminated or expired in accordance with its terms without the Purchaser having accepted for payment any Shares pursuant to the Offer or (ii) the Purchaser has not accepted for payment any Shares pursuant to the Offer prior to June 30, 1998, PROVIDED, HOWEVER, that the right to terminate the Merger Agreement described in this clause (2) is not available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such condition or if the failure of such condition results from facts or circumstances that constitute a breach of a representation or warranty under the Merger Agreement by such party; or (b) if any Governmental Entity has issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such Order or other action has become final and nonappealable;

        (3) by the Purchaser or IBM (a) prior to the purchase of Shares pursuant to the Offer in the event of a breach or failure to perform by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement that (i) would give rise to the failure of a condition described in paragraph (e) or (f) of the "Conditions of the Offer", described below, and (ii) cannot be or has not been cured within 20 days after the giving of written notice to the Company or (b) if either the Purchaser or IBM is entitled to terminate the Offer as a result of the occurrence of (i) the Board of Directors of the Company or any committee thereof having withdrawn or modified in a manner adverse to the Purchaser or IBM its approval or recommendation of the Offer or the Merger or its adoption of the Merger Agreement, or approved or recommended any Takeover Proposal (as defined below), (ii) the Company having entered into any agreement with respect to any Superior Proposal (as defined below in "Takeover Proposals") or (iii) the Board of Directors of the Company or any committee thereof having resolved to take any of the actions described in clauses (3)(b)(i) or (3)(b)(ii) above; or

        (4) by the Company (a) in accordance with the terms of the Merger Agreement described below under "Takeover Proposals", provided it has complied with all provisions thereof, including the notice provisions therein, and that it complies with the applicable requirements relating to the payment (including the timing of any payment) of the Termination Fee (as such term is defined below under "Fees and Expenses") or (b) if the Purchaser or IBM has breached or failed to perform in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform is incapable of being cured or has not been cured within 20 days after the giving of written notice to the Purchaser or IBM, as applicable, except, in any case, such breaches and failures which are not reasonably likely to affect adversely the Purchaser's or IBM's ability to consummate the Offer or the Merger.

    TAKEOVER PROPOSALS. The Merger Agreement provides that the Company will, and will cause its officers, directors, employees, representatives and agents to, immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Takeover Proposal. The Merger Agreement provides further that the Company will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative or agent retained by it to, directly or indirectly, (a) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (b) participate in any discussions or negotiations regarding any Takeover Proposal; PROVIDED, HOWEVER, that if, at any time prior to the acceptance for payment of Shares pursuant to the Offer, the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, the Company may, in response to a Takeover Proposal that was not solicited subsequent to the date of the Merger Agreement, and subject to compliance with the notification provisions described below, (i) furnish information with respect to the Company to any person pursuant to a confidentiality agreement in a form approved by IBM (such approval not to be unreasonably withheld) and (ii) participate in negotiations regarding such Takeover Proposal. The Merger Agreement defines "Takeover Proposal" as any inquiry, proposal or offer, or any expression of interest by any third party relating to the Company's willingness or ability to receive or discuss a proposal or offer, other than a proposal or offer by IBM or any of its subsidiaries, for a merger, consolidation or other business combination involving, or any purchase of, more than 10% of the consolidated assets of the Company or more than 10% of the Shares.

    The Merger Agreement provides further that, except as described below, neither the Board of Directors of the Company nor any committee thereof may (a) withdraw or modify, or propose to withdraw

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or modify, in a manner adverse to IBM, the approval or recommendation by such
Board of Directors or such committee of the Offer, the Merger Agreement or the Merger, (b) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (c) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the acceptance for payment of Shares pursuant to the Offer the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, such Board of Directors may, in response to a Superior Proposal that was not solicited subsequent to the date of the Merger Agreement (subject to the provisions described in this and the following sentences), (i) withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger or (ii) approve or recommend such Superior Proposal or terminate the Merger Agreement (and concurrently with or after such termination, if it so chooses, cause the Company to enter into any Acquisition Agreement with respect to such Superior Proposal), but in each of the cases set forth above, only at a time that is after the second business day following IBM's receipt of written notice advising IBM that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal. The Merger Agreement defines "Superior Proposal" as any bona fide Takeover Proposal (except that references to "10%" in the definition of Takeover Proposal shall be deemed to be "50%") made by a third party on terms which the Board of Directors of the Company determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's shareholders than the Offer and the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of the Company, is reasonably capable of being financed by such third party.

    In addition to the obligations of the Company described in the preceding two paragraphs, the Merger Agreement provides that the Company will immediately advise IBM orally and in writing of any request for information or of any Takeover Proposal, the material terms and conditions of such request or Takeover Proposal and the identity of the person making any such request or Takeover Proposal. The Company is further required under the terms of the Merger Agreement to immediately inform IBM of any material change in the details (including amendments or proposed amendments) of any such request or Takeover Proposal.

    The Merger Agreement provides that nothing contained therein will prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's shareholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, failure so to disclose would be inconsistent with applicable law; PROVIDED, HOWEVER, that neither the Company nor its Board of Directors nor any committee thereof may, except as specifically permitted by the Merger Agreement and as described above, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer, the Merger or the Merger Agreement or approve or recommend, or propose to approve or recommend, a Takeover Proposal.

    FEES AND EXPENSES. The Merger Agreement provides that, except as described below, all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated. The Merger Agreement further provides that the Company will pay, or cause to be paid, in same day funds to IBM the sum of $6,000,000 (the "Termination Fee") under the circumstances and at the times set forth as follows: (a) if the Company terminates the Merger Agreement in accordance with the provisions described above in clause (4)(a) under "Termination of the Merger Agreement", the Company will pay the Termination Fee upon demand; (b) if the Purchaser or IBM terminates the Merger Agreement in accordance with the provisions described above in clause

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(3)(b) under "Termination of the Merger Agreement", the Company will pay the
Termination Fee upon demand; and (c) if, at the time of any other termination of the Merger Agreement (other than in accordance with the provisions described above in clause (1) or clause (2)(b) under "Termination of the Merger Agreement" or by the Company in accordance with the provisions described above in clause
(4)(b) under "Termination of the Merger Agreement"), a Takeover Proposal has been made (other than a Takeover Proposal made prior to the date of the Merger Agreement), and within 12 months of such termination the Company enters into an Acquisition Agreement providing for a Takeover Proposal or a transaction resulting from a Takeover Proposal is consummated, the Company will pay the Termination Fee concurrently with the earlier of the entering into of such Acquisition Agreement or the consummation of such transaction.

    CONDUCT OF BUSINESS BY THE COMPANY. The Merger Agreement provides that, except as expressly contemplated or permitted by the Merger Agreement or to the extent that IBM shall otherwise consent in writing, until such time as IBM's designees constitute a majority of the Board of Directors of the Company, (a) the Company will, and will cause its subsidiaries to, carry on their respective business in the usual, regular and ordinary course in substantially the same manner as conducted prior to the execution of the Merger Agreement and in compliance in all material respects with all applicable laws and regulations and will use all reasonable efforts to preserve intact their present business organizations, keep available the services of their present officers and employees and preserve their relationships with customers, suppliers and others having business dealings with the Company and its subsidiaries; (b) the Company will not, and will not permit any of its subsidiaries to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock (except for dividends by a direct or indirect wholly owned subsidiary of the Company to its parent), (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or
(iii) repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (c) the Company will not, and will not permit any of its subsidiaries to, issue, deliver, sell, pledge or encumber, or authorize or propose the issuance, delivery, sale, pledge or encumbrance of, any shares of its capital stock of any class or any securities convertible into, or rights, warrants, calls, subscriptions or options to acquire, any such shares or convertible securities, or any other ownership interest (including stock appreciation rights or phantom stock) other than the issuance of Shares (i) upon the exercise of Stock Options outstanding on the date of the Merger Agreement and in accordance with the terms of such Stock Options and (ii) in accordance with the terms of the Software Artistry, Inc. 1996 Employee Stock Purchase Plan as in effect on the date of the Merger Agreement (the "Share Purchase Plan"); (d) the Company will not, and will not permit any of its subsidiaries to, amend or propose to amend its articles of incorporation or by-laws (or similar organizational documents); (e) the Company will not, and will not permit any of its subsidiaries to, acquire or agree to acquire (i) by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (ii) any assets that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole, except purchases of inventory in the ordinary course of business consistent with past practice; (f) the Company will not, and will not permit any of its subsidiaries to, sell, lease, license, encumber or otherwise dispose of, or agree to sell, lease, license, encumber or otherwise dispose of, any of its assets, other than sales or licenses of its products in the ordinary course of business consistent with past practice; (g) the Company will not, and will not permit any of its subsidiaries to, (i) incur or suffer to exist any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of others, enter into any "keep-well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for working capital borrowings incurred in the ordinary course of business consistent with practice, or (ii) make any loans, advances or

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capital contributions to, or investments in, any other person, other than to the
Company or to or in any direct or indirect wholly owned subsidiary of the Company; (h) the Company will confer on a regular and frequent basis with IBM, as reasonably requested by IBM, report to IBM on operational matters and promptly advise IBM orally and in writing of any material adverse change with respect to the Company, and promptly provide to IBM (or its counsel) copies of all filings made by the Company with any Governmental Entity in connection with the Merger Agreement and the transactions contemplated thereby; (i) the Company will not make any tax election that would have a material adverse effect on the tax liability or tax attributes of the Company or any of its subsidiaries or settle or compromise any tax liability of the Company or any of its subsidiaries, and the Company will, before filing or causing to be filed any tax return of the Company or any of its subsidiaries or settling any tax liability not described in the previous clause, consult with IBM and its advisors as to the positions and elections that may be taken or made with respect to such return, and take such positions or make such elections as the Company and IBM shall jointly agree; (j) except as set forth on its disclosure schedule to the Merger Agreement, neither the Company nor any of its subsidiaries will make or agree to make any new capital expenditure or expenditures, which capital expenditures would exceed $100,000 in the aggregate; (k) the Company will not, and will not permit any of its subsidiaries to, pay, discharge, settle or satisfy any claims, liabilities or obligations other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of claims, liabilities or obligations recognized or disclosed in the most recent financial statements (or notes thereto) of the Company included in the documents required to be filed by the Company since January 1, 1996 under the Exchange Act which are filed and publicly available prior to the date of the Merger Agreement or incurred since the date of such financial statements; (l) except in the ordinary course of business neither the Company nor any of its subsidiaries will (i) modify, amend or terminate any material note, bond, mortgage, indenture, lease, license, permit, concession, franchise, contract, agreement or other instrument or obligation to which the Company or such subsidiary is a party, (ii) waive, release or assign any material rights or claims or (iii) waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or such subsidiary is a party; (m) the Company will not, and will not permit any of its subsidiaries to, (i) increase the compensation or benefits of any director, officer or employee, except for increases in the ordinary course that are consistent with past practice, (ii) adopt any amendment to any benefit plan or similar arrangement of the Company specified in the Merger Agreement that materially increases the cost thereof,
(iii) enter into any employment or consulting agreement with any director, officer or employee or (iv) accelerate the payment of compensation or benefits to any director, officer or employee; and (n) the Company will not, and will not permit any of its subsidiaries to, authorize any of, or commit or agree to take any of, the foregoing actions.

    In addition to the foregoing, in the Merger Agreement the Company has agreed that it will not, and will not permit any of its subsidiaries to, take any action that would, or that could reasonably be expected to, result in (a) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality becoming untrue, (b) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (c) any of the conditions to the Offer described in "Conditions of the Offer" below not being satisfied, provided that these obligations of the Company are subject to the Company's right to take actions specifically permitted by the Merger Agreement described above in "Takeover Proposals".

    BOARD OF DIRECTORS. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, Shares by the Purchaser pursuant to the Offer, the Purchaser will be entitled to designate such number of directors on the Board of Directors of the Company as will give the Purchaser a majority of such directors and, subject to compliance with Section 14(f) of the Exchange Act, the Company will, at such time, cause the Purchaser's designees to be so elected by its existing Board of Directors; PROVIDED HOWEVER, that from the time that the Purchaser's designees are so elected to the Board of Directors of the Company until the effective time of the Merger, the Board of Directors of the Company will include at least two directors who were directors of the Company as of the date of the Merger

Agreement and who are not officers of the Company. Subject to applicable law, the Company has agreed to take all action requested by IBM necessary to effect any such election, including mailing to its shareholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule l4f-1 promulgated thereunder, which Information Statement is attached as Appendix A to this Schedule 14D-9. IBM has designated the individuals set forth on such information statement as the persons to be elected to the Board of Directors immediately following the Purchaser's acquisition of Shares pursuant to the Offer.

    STOCK OPTIONS. The Merger Agreement provides that as soon as practicable following the date of the Merger Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Incentive Stock Option Plan (the "Stock Plans")) will adopt such resolutions or take other actions as may be required to (a) adjust the terms of all outstanding Stock Options granted under the Stock Plans as necessary to provide that, at the effective time of the Merger, each outstanding Stock Option granted thereunder will be converted into an option to acquire, on the same terms and conditions as were applicable under such Stock Option, the number of shares of common stock of IBM, par value $.50 per share ("IBM Common Stock") (rounded down to the nearest whole share) determined by multiplying the number of Shares subject to such Stock Option by a fraction, the numerator of which is the Offer Price and the denominator of which is the average closing price of IBM Common Stock on the New York Stock Exchange Composite Transactions Tape on the ten trading days immediately preceding the date on which the effective time of the Merger occurs (the "Exchange Ratio"), at a price per share of IBM Common Stock (rounded up to the nearest tenth of a cent) equal to (i) the aggregate exercise price for the Shares otherwise purchasable pursuant to such Stock Option divided by (ii) the Exchange Ratio (each, as so adjusted, a "Substitute Option") and (b) amend the Stock Plan to eliminate the final sentence of Section 4(c) thereof relating to the lapse of such Stock Options upon the consummation of the transactions contemplated by the Merger Agreement and (c) make such other changes to the Stock Plans as IBM and the Company may agree are appropriate to give effect to the Merger.

    The Merger Agreement further provides that (a) by virtue of the Merger and without the need of any further corporate action, upon the effective time of the Merger, IBM will assume all obligations of the Company under the Stock Plans, including with respect to the outstanding Stock Options granted thereunder, (b) no later than the effective time of the Merger, IBM will prepare and file with the Commission a registration statement on Form S-8 (or another appropriate form) registering a number of shares of IBM Common Stock equal to the number of shares subject to the Substitute Options and will keep such registration statement effective (and maintain the current status of the initial offering prospectus or prospectuses required thereby) at least for so long as any Substitute Options remain outstanding, (c) except as otherwise contemplated under this caption and except to the extent required under the respective terms of the Stock Options or other applicable agreements, all restrictions or limitations on transfer and vesting with respect to Stock Options awarded under the Stock Plans or any other plan, program or arrangement of the Company, to the extent that such restrictions or limitations shall not have already lapsed, will remain in full force and effect with respect to such options after giving effect to the Merger and the assumption by IBM as described above, and notwithstanding the foregoing, the Substitute Options will not be subject to the provision of the Stock Plan providing for the lapse of Stock Options upon the consummation of the transactions contemplated by the Merger Agreement and (d) the Company will amend the Stock Purchase Plan to terminate the commencement of any Offering (as defined therein) that is scheduled to commence after the date of the Merger Agreement.

    Except as described below, all Stock Options will become fully vested as a result of the transaction unless the holder of Stock Options that would otherwise accelerate elects to waive such acceleration.

    In connection with the execution of the Merger Agreement, the Stock Option Agreements between the Company and W. Scott Webber, the Company's Chief Executive Officer, and Michael J. Robbins, the Company's Senior Vice President, Worldwide Operations, were amended to provide that the unvested Stock Options held by them (i) would not be accelerated as a result of the transaction, (ii) would be assumed by IBM and (iii) would vest in two equal segments, one segment becoming fully vested on the first anniversary of the effective time of the Merger and the second segment becoming fully vested on the second anniversary of the effective time of the Merger; PROVIDED HOWEVER, that all unvested Stock Options held by Mr. Webber and Mr. Robbins would vest immediately upon any termination of Mr. Webber or Mr. Robbins, as the case may be, without "good cause" and, in the case of Mr. Robbins, upon a Special Termination Event (as hereinafter defined).

    In connection therewith, IBM agreed to make payments to Mr. Webber equal to $150,000 and to Mr. Robbins equal to $125,000 upon the vesting of each segment of Stock Options (other than, in the case of Mr. Robbins, a vesting pursuant to the occurrence of a Special Termination Event); PROVIDED that all such payments would be paid immediately to Mr. Webber or Mr. Robbins, as the case may be, upon any termination of Mr. Webber or Mr. Robbins, as the case may be, without "good cause".

    INDEMNIFICATION; INSURANCE. In the Merger Agreement, the Purchaser and IBM have agreed that all rights to indemnification for acts or omissions occurring prior to the effective time of the Merger that are in existence as of the date of the Merger Agreement in favor of the current or former directors or officers of the Company and its subsidiaries as provided in their respective articles of incorporation or by-laws (or similar organizational documents) will survive the Merger and will continue in full force and effect in accordance with their terms. Pursuant to the Merger Agreement, IBM will, for a period of six years from the effective time of the Merger, unless IBM agrees in writing to guarantee the indemnification obligations described above, maintain in effect the Company's current directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy or, in lieu of maintaining such insurance, cause coverage to be provided under any policy maintained for the benefit of IBM or any of its subsidiaries or otherwise obtained by IBM, so long as the terms thereof are no less advantageous to the intended beneficiaries thereof than to those of the Company policy, except that in either case, to the extent that such coverage is not obtainable at less than or equal to 200% of the current annual premiums, IBM will be obligated to purchase only so much coverage as may then be obtained for such amount.

    REASONABLE EFFORTS. The Merger Agreement provides that each of the Company, IBM and the Purchaser will use its reasonable efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed on itself with respect to the Offer and the Merger and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with the Offer and the Merger and will, and will cause each of its subsidiaries, to use its reasonable efforts to take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party required to be obtained or made by any of them or any of their subsidiaries in connection with the Offer and the Merger or the taking of any action contemplated thereby or by the Merger Agreement, except that no party need waive any substantial rights or agree to any substantial limitation on its operations or to dispose of any assets. The Merger Agreement further provides that IBM will cause the Purchaser to comply with its obligations under the Merger Agreement.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties.

    PROCEDURE FOR TERMINATION, AMENDMENT, EXTENSION OR WAIVER. The Merger Agreement provides that in the event the Purchaser's designees are appointed or elected to the Board of Directors of the Company as described above under "Board of Directors", after the acceptance for payment of Shares pursuant to the Offer and prior to the effective time of the Merger, the affirmative vote of the directors of the Company not designated by the Purchaser or IBM is required for the Company to amend or terminate the Merger Agreement, exercise or waive any of its rights or remedies under the Merger Agreement or extend the time for performance of IBM's and the Purchaser's respective obligations under the Merger Agreement.

    The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 to this Schedule 14D-9. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized above.

    SHAREHOLDER AGREEMENT. In connection with the execution of the Merger Agreement, the Purchaser and IBM entered into a Shareholder Agreement dated as of December 18, 1997 (the "Shareholder Agreement"), with certain of the directors and executive officers of the Company and certain other persons (collectively, the "Selling Shareholders"). Pursuant to the Shareholder Agreement, each of the Selling Shareholders has unconditionally agreed to tender into the Offer, and not to withdraw therefrom, all the Shares that such Selling Shareholder owned on December 18, 1997 (comprising 1,487,516 Shares for all of the Selling Shareholders), as well as any Shares thereafter acquired by such Selling Shareholder after such time, including upon the exercise of Stock Options. As of December 18, 1997, the Selling Shareholders held stock options to purchase 1,064,503 Shares, of which Stock Options to purchase 949,503 Shares would be exercisable immediately prior to the expiration of the Offer. In addition, each of the Selling Shareholders has agreed to sell to the Purchaser, and the Purchaser has agreed to purchase, all of such Selling Shareholder's Shares (including those acquired after the execution of the Shareholder Agreement) at a price per Share equal to the Offer Price, PROVIDED that (a) such obligation of the Purchaser to purchase such Shares is subject to the Purchaser having accepted Shares for payment pursuant to the Offer and the Minimum Condition having been satisfied, which conditions to such obligation may be waived by the Purchaser in its reasonable discretion, and (b) such obligation of such Selling Shareholder to sell such Shares is subject to either the Minimum Condition having been satisfied or a Takeover Proposal having been made.

    Each of the Selling Shareholders has further agreed in the Shareholder Agreement that it will not (a) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of Shares to any person other than the Purchaser or the Purchaser's designee, (b) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to Shares or (c) take any other action that would in any way restrict, limit or interfere with the performance of its obligations under the Shareholder Agreement or the transactions contemplated by the Shareholder Agreement. Each of the Selling Shareholders has also agreed in the Shareholder Agreement that it will not solicit, initiate or encourage (including by way of furnishing information), or participate in any discussions or negotiations regarding, any Takeover Proposal.

    Under the Shareholder Agreement, each Selling Shareholder has granted to certain individuals designated by IBM an irrevocable proxy with respect to the Shares subject to the Shareholder Agreement to IBM to vote such Shares in favor of the Merger, the adoption of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement and against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by the Company and (ii) any amendment of the Company's Third Amended and Restated Articles of Incorporation or its By-Laws, as amended and restated, or other proposal or transaction (including any consent solicitation to remove or elect any directors of the Company) involving the Company, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under or with respect to, the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

    The foregoing summary of the Shareholder Agreement is qualified in its entirety by reference to the Shareholder Agreement, a copy of which is filed as
Exhibit 3 to this Schedule 14D-9. The Shareholder Agreement should be read in its entirety for a more complete description of the matters summarized above.

    In addition, in connection with his execution of the Shareholder Agreement, Donald E. Brown, M.D., a shareholder and former director of the Company and Interactive Intelligence, Inc., a Company established by Dr. Brown ("Interactive"), executed an agreement that had the effect of confirming the absence of certain claims by them with respect to intellectual property used by the Company.

    NONCOMPETITION AGREEMENTS. Mr. Webber, Mr. Robbins, William M. Godfrey, the Company's Vice President, Channel Marketing; Steven Ehrlich, the Company's Vice President, Enterprise Support Management Business Unit; Jon E. Stevenson, the Company's Vice President, Domestic Sales; Scott S. McCorkle, the Company's Vice President, Customer Relationship Management Business Unit; Robert Davies, the Company's Vice President and General Manager, Asia/Pacific Operations; Peter Prince, the Company's Vice President, European Operations; and Thomas E. Vanneman, Vice President, Finance, Chief Financial Officer, Secretary and Treasurer; have entered into noncompetition agreements with IBM pursuant to which each such person has agreed that for a period up to three years following the termination of such person's employment with IBM or any of its subsidiaries (such period may be less than three years depending upon the timing and circumstances of such termination of employment), such person shall not, among other things, have any Relationship (as defined below) with any entity in the course of which Relationship such person engages in or assists such entity with respect to the development, marketing or sales of systems management products or services for use in host-based or distributed environments or on the Internet. The noncompetition agreements provide that any such person will be deemed to have a "Relationship" with an entity if such person (i) owns, manages, operates, joins or is employed by such entity, (ii) is a director, member, agent, shareholder, owner or general partner of such entity, (iii) acts as a consultant or advisor to such entity or (iv) controls or participates in the ownership, management or operation of, such entity; PROVIDED, HOWEVER, that the foregoing provisions of the noncompetition agreements do not prohibit any such person from acquiring, solely as an investment and through market purchases, less than 5% of the outstanding equity securities of any corporation that is registered under
Section 12(b) or Section 12(g) of the Exchange Act and that is publicly traded so long as such person is not part of any control group of such corporation.

    WAIVER OF SEVERANCE PAY. In connection with the execution of the Merger Agreement, (i) Mr. Godfrey, Mr. Ehrlich, Mr. McCorkle and Mr. Webber waived their rights to receive severance payments as a result of a constructive termination occurring at any time or as a result of any termination occurring after the first anniversary of the effective time of the Merger, (ii) Mr. Vanneman waived his right to receive severance payments in exchange for a lump sum payment of $170,000 and (iii) Mr. Robbins agreed that, for purposes of determining whether severance payments would be due to him as a result of a constructive termination, a constructive termination would be defined as a reduction in his base compensation or a relocation of his place of employment to a location that is more than fifty miles from his current place of employment (a "Special Termination Event") and waived his right to receive severance payments as a result of any termination occurring after the first anniversary of the effective time of the Merger.

    CERTAIN ARRANGEMENTS. In connection with the execution of the Merger Agreement, IBM agreed to the payment by the Company to Mr. Webber and Mr. Robbins of special bonuses of $450,000 and $300,000, respectively, and to the making of certain future stock option grants in connection with the Company's sales compensation program.

    SEVERANCE AND CONSULTING AGREEMENT. In October 1994, the Company and Dr. Brown, agreed to a severance and consulting arrangement (the "Consulting Agreement"), under which Dr. Brown's options to purchase 120,070 Shares, granted under the Incentive Plan, were cancelled and Dr. Brown was granted in exchange therefor options under the Nonstatutory Plan for 120,070 Shares immediately exercisable at $2.31 per Share for a term expiring February 26, 2001. The Consulting Agreement also contained license, confidentiality, and non-compete provisions. In May 1997, the Company initiated litigation against Interactive, Dr. Brown and another Interactive executive, which was settled pursuant to a Settlement Agreement and General Release (the "Settlement Agreement"). Under the Settlement Agreement, the

Company and Interactive, for the shorter of the period from the date of the Settlement Agreement until September 30, 1999 or five months after a change in control, agreed not to employ (with certain exceptions) any person who is an employee of the Company or Interactive, as the case may be.

    CONFIDENTIAL DISCLOSURE AGREEMENT. The Company and Tivoli Systems, Inc. ("Tivoli"), a subsidiary of IBM, entered into a Confidential Disclosure Agreement dated as of October 13, 1997 (the "Disclosure Agreement"). The parties agreed that, to the extent that either of Tivoli or the Company discloses to the other Confidential Information (as defined in the Disclosure Agreement) within one year of the date of the Disclosure Agreement, such information may only be used for the purpose of furthering a partnership between the parties. The parties to the Disclosure Agreement agreed to hold such disclosed information confidential for five years after the date of the Disclosure Agreement.

INDEMNIFICATION

    Sections 23-1-37-1--23-1-37-15 of the IBCL permits a corporation to indemnify directors and officers against liability incurred in certain proceedings if the individual's conduct was in good faith and the individual reasonably believed, in the case of conduct in the individual's official capacity, that such conduct was in the best interest of the corporation and, in all other cases, believed such conduct was at least not opposed to the best interests of the corporation. If the proceeding is criminal, the individual must have had either (a) no reasonable cause to believe the conduct was unlawful or
(b) reasonable cause to believe the conduct was lawful. The statute requires a corporation to indemnify an individual who is wholly successful in the defense of any such proceeding against reasonable expenses incurred by such individual, unless the Articles of Incorporation provide otherwise. The corporation may pay for or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding in advance of final disposition of the proceeding if certain conditions are satisfied. Unless otherwise provided in Articles of Incorporation, a director or officer may apply for court ordered indemnification which will include reasonable expenses incurred to obtain the indemnification order if the court determines that the director is entitled to mandatory indemnification or that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances. Except in the case of mandatory indemnification, a corporation may indemnify a director or officer only after it is determined that the individual meets the standard of conduct described above. In addition, a corporation may also indemnify and advance expenses to an officer, whether or not a director, to the extent, consistent with public policy, that may be provided by its articles of incorporation, by-laws, general or specific action of is Board of Directors or contract.
Section 23-1-37-14 of the IBCL empowers an Indiana corporation to purchase and maintain insurance on behalf of any director or officer against any liability asserted against, or incurred by, such individual in any such capacity or arising out of his or her status as such, whether or not the corporation would have had the power to indemnify against such liability.

    The Restated By-Laws of the Company require the Company to indemnify any person who is or was a director, officer or employee of the Company or agent of any other corporation, partnership, joint venture, trust or other enterprise (collectively, "Agent") against any and all liabilities and reasonable expense incurred by such person in connection with or resulting from any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer or other employee of the Company or Agent, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, provided that it is determined: (i) that such person's conduct was in good faith; (ii) such person reasonably believed his conduct was in or not opposed to the best interests of the Company and (iii) in the case of criminal proceedings, such person had no reasonable cause to believe his conduct was unlawful. The Restated By-Laws of the Company also set forth that the directors of the Company shall be entitled to the fullest indemnification by the Company permitted under applicable law.

CONDITIONS OF THE OFFER

    Notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless prior to the Expiration Date (as defined below) (i) there have been validly tendered and not withdrawn that number of Shares that would constitute a majority of all outstanding Shares on a fully diluted basis on the date of purchase (the "Minimum Condition") and (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act") applicable to the purchase of Shares pursuant to the Offer having expired or been terminated (the "HSR Condition"). The "Expiration Date" shall mean 11:59 p.m., New York City time, on Friday, January 23, 1998, unless and until the Purchaser, in its sole discretion (but subject to the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, will expire. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the following conditions exists (other than as a result of any action or inaction of IBM or any of its subsidiaries that constitutes a breach of the Merger Agreement):

        (a) there shall be threatened, instituted or pending by any Governmental Entity any suit, action or proceeding (i) challenging the acquisition by IBM or the Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or seeking to obtain from the Company, IBM or the Purchaser any damages that are material in relation to the Company and its subsidiaries taken as a whole, (ii) seeking to prohibit or materially limit the ownership or operation by the Company, IBM or any of their respective subsidiaries of a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or IBM and its subsidiaries, taken as a whole, or to compel the Company and its subsidiaries, taken as a whole, or IBM to dispose of or hold separate any material portion of the business or assets of the Company or IBM and its subsidiaries, taken as a whole, in each case as a result of the Offer or any of the other transactions contemplated by the Merger Agreement,
    (iii) seeking to impose material limitations on the ability of IBM or the Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares to be accepted for payment pursuant to the Offer, including, without limitation, the right to vote such Shares on all matters properly presented to the shareholders of the Company, (iv) seeking to prohibit IBM or any of its subsidiaries from effectively controlling in any material respect any material portion of the business or operations of the Company or its subsidiaries or (v) which otherwise is reasonably likely to have any effect (or any development that, insofar as can reasonably be foreseen, is likely to result in any effect) that, individually or in the aggregate with any such other effects, is materially adverse to the business, properties, financial condition or results of operations of the Company.

        (b) there shall be any Law or Order enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, by any Governmental Entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

        (c) there shall have occurred any change (or any development that, insofar as reasonably can be foreseen, is reasonably likely to result in any change) that, individually or in the aggregate with any other such changes, is materially adverse to the business, properties, financial condition or results of operations of the Company;

        (d) (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to IBM or the Purchaser its approval or recommendation of the Offer or the Merger or its adoption of the Merger Agreement, or approved or recommended any Takeover Proposal, (ii) the Company shall have entered into any agreement with respect to any Superior Proposal or (iii) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions (see "The Merger Agreement--Takeover Proposals" above);

        (e) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case at the date of the Merger Agreement and at the scheduled or extended expiration of the Offer;

        (f) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement, which failure to perform or comply has not been cured within five business days after the giving of written notice to the Company; or

        (g) the Merger Agreement shall have been terminated in accordance with its terms.

    The foregoing conditions are for the sole benefit of the Purchaser and IBM and may, subject to the terms of the Merger Agreement, be waived by the Purchaser and IBM in whole or in part at any time and from time to time in their reasonable discretion. The failure by the Purchaser or IBM at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

    Except as described herein or as otherwise disclosed in this Schedule 14D-9, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings with respect to the Offer or the Merger Agreement, or any potential or actual conflicts of interest, between the Company, or any potential or actual conflicts of interest, between the Company or its affiliates and (i) the Company, its directors, executive officers or affiliates or (ii) the Purchaser, IBM or their directors, executive officers or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

RECOMMENDATION OF THE BOARD OF DIRECTORS

    The Company's Board of Directors has unanimously approved the Offer and determined that the terms of the Offer and the Merger are fair to and in the best interests of the shareholders of the Company. Accordingly, the Board of Directors unanimously recommends that all shareholders of the Company accept the Offer and tender all their Shares pursuant to the Offer. This recommendation is based in part on an opinion received by the Company from Broadview Associates ("Broadview Associates") that the per Share consideration to be received by the Company's shareholders in the Offer and in the Merger, taken as a whole, is fair to the shareholders from a financial point of view. THE FULL TEXT OF THE FAIRNESS OPINION RECEIVED BY THE COMPANY FROM BROADVIEW IS FILED AS EXHIBIT 5 TO THIS SCHEDULE 14D-9 AND IS ALSO ATTACHED HERETO AS ANNEX A. SHAREHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

    As set forth in the Offer Documents, the Purchaser will purchase Shares tendered prior to the Expiration Date if the Minimum Condition has been satisfied by that time and if all other conditions to the Offer have been satisfied (or waived). Shareholders considering not tendering their Shares in order to wait for the Merger should note that if the Minimum Condition is not satisfied or any of the other conditions to the Offer is not satisfied, the Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under the IBCL, the approval of the

Board and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve the Merger. Accordingly, if the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any of other Shareholders.

    The Offer is scheduled to expire at 11:59 p.m., New York City time, on Friday, January 23, 1998, unless the Purchaser, in its sole discretion, elects to extend the period of time for which the Offer is open. A copy of the press release issued jointly by the Company and the Purchaser on December 19, 1997 announcing the Merger and the Offer is filed as Exhibit 6 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION

    BACKGROUND

    The Company develops, markets and supports suites of internal and external customer support software applications. Tivoli Systems, Inc. ("Tivoli"), a wholly owned subsidiary of IBM, provides TME 10, a leading solution for end to end management of distributed computing environments. Tivoli and the Company have had a business relationship for several years. The Company is a member of the Tivoli 10/Plus Association for business partners, and has worked together with Tivoli and other help desk vendors to enable greater integration options for all applications desiring inventory data.

    During the summer of 1997, representatives of the Company and Tivoli had several discussions and meetings about ways to achieve a closer business relationship or strategic partnership between the Company and Tivoli.

    In October 1997, the discussions between the Company and Tivoli that had begun over the summer evolved into discussions of a possible acquisition of the Company by IBM. The discussions included at various times Mr. Webber, Mr. Vanneman, Stephen J. O'Leary, Managing Director of Broadview Associates, financial advisor to the Company, Jan Lindelow, President and Chief Executive Officer of Tivoli, and Archie W. Colburn, Business Development Executive of IBM. On October 13, 1997, the Company and Tivoli entered into a confidentiality agreement with respect to information exchanged between the parties in the course of due diligence investigations.

    Between October 13 and November 21, 1997, representatives of the Company, including Mr. Webber, Mr. Vanneman and Mr. O'Leary, and representatives of IBM and Tivoli, including Mr. Colburn and Mr. Lindelow, continued their discussions regarding a possible acquisition, and discussed in greater detail the Company's products, business prospects and financial plan and the benefits of an acquisition of the Company by IBM.

    On November 21, 1997, Lee Dayton, Vice President, Corporate Development and Real Estate, of IBM, Mr. Lindelow and Mr. Colburn met with Mr. Webber, Mr. Vanneman and Mr. O'Leary to discuss the possible acquisition of the Company by IBM. At this meeting, IBM indicated it might be interested in acquiring the Company at a price in the range of $16 to $21 per share. Broadview Associates delivered a presentation with regard to the Company's views as to valuation. The representatives of the Company indicated that they would be looking for a price substantially above the levels indicated by IBM.

    The parties had additional conversations over the next week as to possible means for bridging the valuation gap between them and ways to address IBM's concerns with respect to employee retention.

    On November 24, 1997 the Board of Directors of the Company held a telephonic meeting and discussed the status of the negotiations. The Board directed Broadview Associates to call IBM and indicate the Board's view that the acquisition price should be higher than $24 per share, which call was made the next day. On November 26, 1997, Mr. Colburn advised Broadview Associates that IBM would be at or close to the top of the range of values it would be willing to pay for the Company at $24 per share. On

December 3, 1997, Mr. O'Leary called Mr. Colburn and advised him that the Board of Directors of the Company had met and requested that IBM provide its best and final offer.

    On December 5, 1997, Mr. Dayton called Mr. O'Leary and told him IBM would be prepared to increase its offer to $24.50 per share, but that IBM's offer would be contingent on satisfactory completion of due diligence and resolution of several other concerns of IBM with respect to employee retention, the obtaining of an agreement from certain significant Company shareholders to sell their shares to IBM and noncompetition agreements with several members of the Company's management.

    Mr. O'Leary called Mr. Dayton back on December 5, 1997 and advised him that the Company's Board had met and agreed to go forward on the basis proposed by IBM, subject to the satisfactory negotiation of definitive documentation.

    During the period from December 10 to December 13, 1997, representatives of IBM met with representatives of the Company to continue IBM's due diligence review of the Company and to discuss, among other things, personnel retention matters. IBM's legal counsel distributed draft documentation on December 12, 1997. During the period from December 15, 1997 to December 17, 1997, representatives of IBM, including IBM's legal counsel, on the one hand, and representatives of the Company, including the Company's legal counsel and financial advisor, on the other hand, negotiated the documentation for the contemplated transaction.

    REASONS FOR THE RECOMMENDATION. In reaching its recommendation described above, the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

        (i) the financial and other terms and conditions of the Offer and the Merger;

        (ii) the fact that the $24.50 per Share price to be received by the Company's shareholders in both the Offer and the Merger represents a substantial premium over the closing market price of $17.75 per Share on December 18, 1997, the last full trading day prior to the first public announcement by the Company and IBM of the Merger Agreement;

       (iii) the oral opinion of Broadview Associates, confirmed in writing, that the consideration to be received by the Company's shareholders pursuant to the Offer and the Merger, taken as a whole, is fair to such shareholders from a financial point of view. A copy of Broadview Associates written opinion is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference. Such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by Broadview Associates;

        (iv) the presentation of Broadview Associates to the Board of Directors at its meeting on December 18, 1997, as to various financial and other matters deemed relevant to the Board of Director's consideration, including, among other things, (a) a review of the Company's historical and projected operating performance, (b) a review of valuation multiples of companies that are comparable to the Company, (c) an analysis of the premium represented by the Offer Price compared to other premiums paid for publicly-traded software companies, (d) a review of the historical stock prices and trading volumes of the Shares, (e) a projected hypothetical public market valuation of the Company, (f) an analysis of the Offer Price as a multiple of various measures of the Company's historical and projected operating performance, and (g) a review of the present value of the projected Share price;

        (v) the fact that, even though the Company received and evaluated other inquiries regarding a potential acquisition, no other potential strategic partner had expressed an interest in engaging in a business combination or other strategic transaction that included a fully funded (or financed) all cash offer for all Shares at or above the Offer Price or any other offer on terms as favorable to the Company's shareholders as those of the Offer and Merger; and

        (vi) the fact that, under the Merger Agreement, the Company may respond to an unsolicited Takeover Proposal and may approve a Superior Proposal (defined as a bona fide Takeover Proposal that the Board of Directors determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's shareholders than the Offer and the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of the Company, is reasonably capable of being financed by such third party) if the Board of Directors determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law and the Company complies with the other requirements set forth in the Merger Agreement including without limitation the payment of a termination fee of $6,000,000 under certain circumstances.

    On December 16, 1997, the executive committee of the Board of Directors of IBM approved the contemplated transactions, subject to the satisfactory negotiation of definitive documentation.

    On December 18, 1997, the Board of Directors of the Company and the Purchaser each adopted the Merger Agreement and approved the other documentation for the contemplated transactions.

    Following such approvals, the Merger Agreement and the other related agreements were executed and delivered and the transactions were publicly announced before the financial markets opened on December 19, 1997.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Broadview is acting as the Company's financial advisor in connection with the Offer and the Merger. Pursuant to its agreement with the Company, Broadview Associates will receive a success fee, equal to 1.5% of the first $100 million of consideration received in the transaction plus 1% of any consideration received in the transaction in excess of $100 million. In addition, whether or not the Offer or the Merger is completed, the Company has agreed to reimburse Broadview Associates periodically for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify Broadview Associates against certain expenses and liabilities incurred in connection with its engagement, including liabilities under Federal securities laws. Upon delivery of its fairness opinion, Broadview Associates became entitled to receive $300,000, which will be credited against the obligation to pay the success fee described above.

    Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) During the past sixty days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company, except as set forth in this Item 6.

    (b) On November 17, 1997, Robert Davies, the Vice President and Managing Director of Asia Pacific Operations, exercised 12,250 outstanding Stock Options at $16.25 per share.

    (c) On November 21, 1997, Jon Stevenson, the Vice President of Domestic Sales of the Company, exercised 5,000 outstanding Stock Options at $15.125 per share.

    (d) On December 18, 1997, the Board of Directors of the Company granted to Mr. Piscopo, the Chairman of the Board of Directors, 6,000 Stock Options exercisable at $17.75 per share.

    (e) See Item 3 above for a description of certain amendments made to the terms of the Stock Option Agreements between the Company and each of Mr. Webber and Mr. Robbins.

    (f) To the best of the Company's knowledge, all of the Company's executive officers and directors who own Shares of Common Stock currently intend to tender all of their Shares pursuant to the Offer. All the Selling Shareholders have agreed pursuant to the Shareholder Agreement to tender into the Offer all Shares that they now own or may hereafter acquire.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer or a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    DISSENTERS' RIGHTS

    Holders of Shares do not have dissenters' rights as a result of the Offer. However, in the event the Shares are not registered on a national securities exchange or quoted for trading on the Nasdaq National Market at the record date for any shareholder vote on the Merger (if any such vote is required) holders of Shares at the effective time of the Merger will have certain rights pursuant to the provisions of Chapter 44 of the IBCL ("Chapter 44") to dissent and demand fair value of their Shares, PROVIDED that dissenters' rights will not be available if the Merger is effected pursuant to the short-form merger provisions of the IBCL as described in Section 12. Under Chapter 44, dissenting shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger unless such exclusion would be inequitable) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

    The foregoing summary of Chapter 44 does not purport to be complete and is qualified in its entirety by reference to Chapter 44. FAILURE TO FOLLOW THE STEPS REQUIRED BY CHAPTER 44 OF THE IBCL FOR PERFECTING DISSENTERS' RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

    INCORPORATION BY REFERENCE.

    The information contained in Exhibits 1, 2, 3, 4 and 5 referred to in Item 9 below is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   EXHIBIT
   NUMBER                                                    DESCRIPTION
-------------  --------------------------------------------------------------------------------------------------------
1..........    Merger Agreement
2..........    Pages 9-16 of the Proxy Statement
3..........    Shareholder Agreement
4..........    Article VI of the Restated By-laws of the Company
5..........    Opinion of Broadview Associates dated December 18, 1997*
6..........    Press Release of the Company and IBM, issued December 19, 1997
7..........    Letter, dated December 23, 1997, from the Chairman of the Board and President to the shareholders of the
               Company

------------------------

*   Attached hereto as Annex A.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                SOFTWARE ARTISTRY, INC.

                                By:            /s/ THOMAS E. VANNEMAN
                                     -----------------------------------------
                                                 Thomas E. Vanneman
                                      VICE PRESIDENT, FINANCE, CHIEF FINANCIAL
                                                      OFFICER,
                                              SECRETARY AND TREASURER

December 23, 1997

                                                                         ANNEX A

                                [LOGO]

                    [LETTERHEAD OF BROADVIEW ASSOCIATES LLC]

One Bridge Plaza
Fort Lee, New Jersey 07024
201/346-9000
Fax 201/346-9191
http://www.broadview.com

                                        December 18, 1997

                                        CONFIDENTIAL

Board of Directors
Software Artistry, Inc.
9449 Priority Way West Drive
Indianapolis, IN 46240

Dear Members of the Board:

    We understand that Software Artistry, Inc. ("Software Artistry" or the "Company"), IBM Corporation ("IBM") and Hoosier Acquisition Corp., a wholly owned subsidiary of IBM (the "Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which the Sub will offer to purchase (the "Offer") all of the outstanding shares of Software Artistry common stock, no par value ("Software Artistry Common Stock"), for $24.50 cash per share (the "Consideration") and subsequently merge with and into Software Artistry (the "Merger"). Pursuant to the Merger, each issued and outstanding share of Software Artistry not acquired in the Offer will be converted into the right to receive an amount of cash equal to the Consideration. The terms and conditions of the above described Offer and Merger (together the "Transaction") are more fully detailed in the Agreement.

    You have requested our opinion as to whether the Consideration to be received by Software Artistry shareholders in the Transaction is fair, from a financial point of view, to Software Artistry shareholders.

    Broadview Associates focuses on providing merger and acquisition advisory services to information technology ("IT") companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Software Artistry's Board of Directors and will receive a fee from Software Artistry upon the successful conclusion of the Transaction.

    In rendering our opinion, we have, among other things:

1.) reviewed the terms of the Agreement dated December 18, 1997 furnished to us by Cravath, Swaine & Moore on December 18, 1997;

2.) reviewed Software Artistry's annual reports and Forms 10-K for the fiscal years ended December 31, 1995 and 1996, including the audited financial statements included therein, and Software Artistry's

                                [LOGO]

                                     [LOGO]

    Form 10-Q for the nine months ended September 30, 1997, including the unaudited financial statements included therein;

3.) reviewed certain internal financial and operating information, including certain projections, relating to Software Artistry prepared by Software Artistry management;

4.) participated in discussions with Software Artistry management concerning the operations, business strategy, financial performance and prospects for Software Artistry;

5.) reviewed the recent reported closing prices and trading activity for Software Artistry Common Stock;

6.) compared certain aspects of the financial performance of Software Artistry with public companies we deemed comparable;

7.) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Transaction;

8.) reviewed IBM's annual reports and Forms 10-K for the fiscal years ended
    December 31, 1995 and 1996, including the audited financial statements included therein, and IBM's Form 10-Q for the nine months ended September 30, 1997, including the unaudited financial statements included therein;

9.) reviewed the recent reported closing prices and trading activity for IBM common stock;

10.) discussed with IBM management its view of the strategic rationale for the Transaction;

11.) reviewed recent equity research analyst reports covering Software Artistry and IBM;

12.) assisted in negotiations and discussions related to the Transaction among Software Artistry, IBM and their respective legal advisors; and

13.) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

    In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Software Artistry. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Software Artistry as to the future performance of Software Artistry. We have neither made nor obtained an independent appraisal or valuation of any of Software Artistry's assets.

    Based upon and subject to the foregoing, we are of the opinion that the Consideration to be received by Software Artistry shareholders in the Transaction is fair, from a financial point of view, to Software Artistry shareholders.

    For purposes of this opinion, we have assumed that Software Artistry is not currently involved in any material transaction other than the Transaction and those activities undertaken in the ordinary course of conducting its business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions may impact this opinion. We express no opinion as to the price at which IBM common stock will trade subsequent to the Effective Time (as defined in the Agreement).

    This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Software Artistry in connection with its consideration of the Transaction and does not constitute a recommendation to any Software Artistry shareholder as to whether such shareholder should tender its shares in the Offer or as to how such shareholder should vote on the Merger. Broadview Associates does not believe that any other person other than the Board of Directors of Software Artistry has the legal right under state law to rely on this opinion, and, in the absence of any governing precedents, we would resist any assertion otherwise by any such person. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be

                                     [LOGO]

unreasonably withheld. Broadview Associates hereby consents to references to and the inclusion of this opinion in its entirety in the Schedule 14D-9 to be distributed to Software Artistry shareholders in connection with the Transaction.

                                        Sincerely,

                                        /s/ Broadview Associates LLC

                                        Broadview Associates LLC

                                                                      APPENDIX A

                            SOFTWARE ARTISTRY, INC.
                          9449 PRIORITY WAY WEST DRIVE
                          INDIANAPOLIS, INDIANA 46240

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                     EXCHANGE ACT OF 1934, AS AMENDED, AND
                             RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about December 23, 1997 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Software Artistry, Inc. (the "Company") to the holders of record of shares of Common Stock, no par value (the "Shares"), of the Company at the close of business on or about December 22, 1997. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company.

    On December 18, 1997, International Business Machines Corporation, a New York corporation ("IBM"), Hoosier Acquisition Corp., an Indiana corporation (the "Purchaser") and a wholly owned subsidiary of IBM, and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) the Purchaser is commencing a tender offer (the "Offer") for all outstanding Shares at a price of $24.50 per Share, net to the seller in cash, without interest thereon, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). In the Merger, each outstanding Share (other than Shares owned by IBM, the Purchaser or any other subsidiary of IBM or by shareholders, if any, who are entitled to and who properly exercise dissenters' rights under Indiana law, in the event the Shares are not registered on a national securities exchange or quoted for trading on the Nasdaq National Market at the record date for any shareholder vote on the Merger (if any such vote is required)), will be converted into the right to receive an amount in cash equal to the price paid in the Offer, without interest thereon.

    The Merger Agreement requires the Company to take all action necessary to cause the Purchaser Designees (as defined below) to be elected to the Board of Directors under the circumstances described therein. See "Board of Directors and Executive Officers of the Company."

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on December 23, 1997. The Offer is scheduled to expire at 11:59 p.m., New York City time, on Friday, January 23, 1997 unless the Offer is extended.

    The information contained in this Information Statement concerning the Purchaser and the Purchaser Designees has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

            BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

GENERAL

    The Shares are the only class of voting securities of the Company. Each Share has one vote. As of December 17, 1997, there were 7,085,433 Shares outstanding. The Board of Directors currently consists of one class with five members. At each annual meeting of shareholders, all directors are elected for one year terms. The officers serve at the discretion of the Board.

PURCHASER DESIGNEES

    Pursuant to the Merger Agreement, upon the Purchaser having paid for Shares pursuant to the Offer, the Purchaser will be entitled to designate such number of directors to the Board of Directors of the Company as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, a majority of such directors (the "Purchaser Designees"), and the Company will, at such time, cause the Purchaser Designees to be so elected by its existing Board; provided, however, that in the event that the Purchaser Designees are elected to the Board, until the effective time of the Merger such Board will have at least two directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"); and provided further, that, in such event, if the number of Independent Directors is reduced below two for any reason whatsoever, the remaining Independent Director will designate a person to fill such vacancy, who will be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors are required to designate two persons to fill such vacancies who are not officers or affiliates of the Company, or officers or affiliates of IBM or any of its subsidiaries, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. Pursuant to the Merger Agreement, subject to applicable law, the Company agreed to take all action requested by IBM that is necessary to effect any such election, including mailing to its shareholders an information statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company agreed to make such mailing with the mailing of the
Schedule 14D-9. In connection with the foregoing, the Company agreed to promptly, at the option of IBM, either increase the size of the Board and/or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser Designees to be elected or appointed to, and to constitute a majority of the directors on, the Board.

    Pursuant to the provisions of the Merger Agreement described in the foregoing paragraph, the Purchaser has informed the Company that it will require the Company to obtain resignations from all directors of the Company, other than two persons who qualify as Independent Directors, and will designate Lee A. Dayton, Donald D. Westfall and Archie W. Colburn as the Purchaser Designees. The Purchaser has informed the Company that each of the Purchaser Designees has consented to act as a director. None of the Purchaser Designees (i) is currently the director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or
(iii), to the best knowledge of the Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by the Purchaser that, to the best of the Purchaser's knowledge, none of the Purchaser Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

    It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser of Shares pursuant to the Offer, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board of Directors. Biographical information concerning each of the Purchaser Designees is presented below.

    LEE A. DAYTON, 54, is a Director and the President of the Purchaser, and has been Vice President, Corporate Development and Real Estate of IBM since 1996. Mr. Dayton was General Manager, Real

Estate and Business Development of IBM from 1994 to 1996; General Manager, Real Estate and Procurement Services, General Manager, Real Estate Services, and IBM Director, Real Estate and Construction Staff, from 1990 to 1994; and Senior Managing Director, Asia Pacific, from 1988 to 1990.

    DONALD D. WESTFALL, 59, is a Director, Vice President and Secretary of the Purchaser and has been Associate General Counsel of IBM since 1988.

    ARCHIE W. COLBURN, 45, is Director and the Vice President, Treasurer and Assistant Secretary of the Purchaser and has been a Business Development Executive of IBM since 1995. Mr. Colburn was a Business Development Consultant of IBM from 1994 to 1995 and a Business Development Associate from 1989 to 1994.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

    Biographical information concerning each of the Company's current directors and executive officers follows:

NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
Joseph A. Piscopo....................................          52   Chairman of the Board of Directors
Lawrence W. Olson....................................          51   Director
Brendan J. Dawson....................................          57   Director
Blair C. Fensterstock................................          47   Director
W. Scott Webber......................................          44   President, Chief Executive Officer and Director
Michael J. Robbins...................................          38   Sr. Vice President, Worldwide Operations
Steven M. Ehrlich....................................          35   Vice President, ESM Business Unit
Scott S. McCorkle....................................          30   Vice President, CRM Business Unit
Thomas E. Vanneman...................................          41   Vice President, Finance, Chief Financial Officer,
                                                                    Secretary and Treasurer

    JOSEPH A. PISCOPO has served as a Director of the Company since 1992 and as Chairman of the Board since January 1, 1996. He has been self-employed as an outside director and investor in a variety of public and private corporations since 1987, including: Open Port Technology, Inc., a private software company based in Chicago, since 1995; Microsystems Engineering Company, a private software firm based in Lombard, Illinois, since 1993; National Sleep Alert, Inc., a private publishing company based in Oak Brook, Illinois, since 1992; and Hobson Hollow, Inc., a private real estate developer in Naperville, Illinois, since 1988. Mr. Piscopo was the founder of Pansophic Systems, Inc., a software firm, in 1969, and served as its President, Chairman, and Chief Executive Officer until his retirement in 1987. Pansophic was acquired and merged into Computer Associates in 1991.

    LAWRENCE W. OLSON has served as a Director of the Company since 1994. Mr. Olson has been President of Corporate Counselors, Inc., a private management consulting company, since 1992; President, Chief Executive Officer, and a director of Natural Golf Corporation, a private golf equipment manufacturing company, since 1995; and serves as a Director of American Chartered Bank and BK Controls Inc., an electrical parts distributor. Mr. Olson was President and Chief Executive Officer from 1983 to 1992 of LPC Inc., a Pitney Bowes computer software subsidiary.

    BRENDAN J. DAWSON has served as a Director of the Company since May 1997. Since July 1997, Mr. Dawson has served as President and Chief Operating Officer and a Director of Information Analysis, Inc., a publicly traded provider of year 2000 software solutions. From January 1996 to January 1997, he was President and Chief Executive Officer of MAXM Systems Corporation, and from March 1992 to August 1995, he was Executive Vice President and Chief Operating Officer of Legent Corporation, a publicly traded systems management software company.

    BLAIR C. FENSTERSTOCK, an attorney, has served as a director of the Company since May 1997. Mr. Fensterstock has been a Senior Member of the New York City law firm of Brock, Fensterstock, Silverstein & McAuliffe LLC since 1995. From 1993 to 1995, he was a partner in the New York City office of the law firm of Sutherland, Asbill & Brennan. Prior thereto, Mr. Fensterstock was Senior Vice President, General Counsel and Secretary of Frank B. Hall & Co., Inc. (insurance brokerage).

    W. SCOTT WEBBER has served as President and a Director of the Company since January 1991, and as Chief Executive Officer since December 1994. From 1981 to 1990, Mr. Webber was employed by Pansophic Systems, Inc., a computer software company, most recently as Director, North American Sales Operations. Mr. Webber serves on the Board of Directors of the Indiana Software Association. He holds a MM degree from Northwestern University and a BA degree from Carleton University, Ottawa, Canada.

    MICHAEL J. ROBBINS has served as Senior Vice President, Worldwide Operations of the Company since July 1996. From 1995 to 1996, he served as Vice President and General Manager, European Operations, and from 1991 to 1994, he served as Vice President, Domestic Sales. From 1986 to 1991, he was employed by Pansophic Systems, Inc., most recently as Director, Midwest Area Sales. From 1980 to 1986, Mr. Robbins held various positions at Xerox Corporation and Honeywell Corporation. He holds a BA degree from the University of Detroit.

    STEVEN M. EHRLICH has served as Vice President, ESM Business Unit of the Company since November 1996. Prior to that, he served as Vice President, Client Services since May 1991. From 1986 to 1991, he was employed by Pansophic Systems, Inc., most recently as Product Manager, Systems Software Division. Mr. Ehrlich holds an MBA from Northern Illinois University and a BA in Computer Science from Southern Illinois University at Carbondale.

    SCOTT S. McCORKLE has served as Vice President, CRM Business Unit of the Company since November 1996. From May 1996 to October 1996, he was Director of Development. Prior to that, he was Manager of Information Technology from November, 1995 to April, 1996, after beginning as an Information Systems Analyst in August 1995. From 1989 to 1995, he was Senior Scientific Analyst for Lilly Research Laboratories. He holds an MBA from Indiana University and a BS from Ball State University.

    THOMAS E. VANNEMAN has served as Chief Financial Officer, Vice President, Finance, Secretary, and Treasurer of the Company since December 1996. From 1992 to 1996, he was Vice President and Treasurer for Acordia, Inc. Prior to joining Acordia, Mr. Vanneman served as Assistant Treasurer and in various other management positions with Alexander and Alexander Services, Inc. in Baltimore, Maryland, and Chicago, Illinois. He holds an MA and a BBA degree from the University of Iowa.

MEETINGS OF THE BOARD

    The Board meets on a regularly scheduled basis during the year to review significant developments affecting the Company and to act on matters requiring Board approval. It also holds special meetings when an important matter requires Board action between regularly scheduled meetings. The Board of Directors met six times during the Company's fiscal year ended December 31, 1996. No incumbent member attended fewer than 75% of the total number of meetings of the Board of Directors and of any Board committees of which he was a member during that fiscal year.

COMMITTEES OF THE BOARD

    Committees of the Board consist of an Audit Committee and a Compensation Committee. The Audit Committee, currently composed of Messrs. Dawson, Fensterstock, Olson and Piscopo, consults with and reviews the services provided by the Company's independent auditors. The Audit Committee met twice during the fiscal year ended December 31, 1996. The Compensation Committee, composed of Messrs. Dawson, Fensterstock, Olson and Piscopo, reviews and recommends to the Board the compensation and benefits to be provided to the Company's executive officers and reviews general policy matters relating to employee compensation and benefits. The Compensation Committee met three times during the fiscal year ended December 31, 1996.

COMPENSATION OF DIRECTORS

    Each Director who is not also an employee of the Company (an "Independent Director") receives an annual fee of $2,500, payable quarterly, and a fee of $300 for each Board of Directors meeting attended.

    In addition, under the Amended Nonstatutory Stock Option Incentive Plan (the "Nonstatutory Plan") approved by the Company's shareholders in 1996, a stock option grant covering 6,000 Shares is automatically made to each Independent Director on the initial date and each anniversary of such Director's election to the Board of Directors. The exercise price under each option is the fair market value of the Company's Common Stock on the date of grant. The grant vests at the rate of 2,000 shares on each anniversary date of such grant, provided the Director continues to serve on the Board.

    During the year ended December 31, 1996, Mr. Piscopo received options for 2,500 Shares on January 22, 1996 at an exercise price of $14.25 per Share and which were vested on that date, and options for 6,000 Shares on January 22, 1996, his Board membership anniversary date, at an exercise price of $14.25 per Share and which, in the absence of the Offer and the Merger, would vest at the rate of 2,000 Shares on January 22, 1997, 1998 and 1999. Mr. Olson received options for 6,000 Shares on October 28, 1996, his Board membership anniversary date, at an exercise price of $8.88 per Share and which, in the absence of the Offer and the Merger, would vest at the rate of 2,000 shares on October 28, 1997, 1998, and 1999.

    On January 19, 1996 and April 19, 1996, certain of the unexercised and unvested options were cancelled and re-issued as follows: Mr. Piscopo's option for 3,500 Shares granted October 18, 1995 at an exercise price of $17.75 per share was replaced on April 19, 1996 with a new option for 3,500 Shares at an exercise price of $6.88 per Share, with vesting of 1,750 Shares on April 19, 1997 and 1,750 Shares on April 19, 1998. Mr. Piscopo's option for 6,000 Shares granted January 22, 1996 at an exercise price of $14.25 per Share was replaced on April 19, 1996 with a new option for 6,000 Shares at an exercise price of $6.88 per Share, with vesting of 2,000 Shares on April 19, 1997, 1998 and 1999. Mr. Olson's option for 6,000 Shares granted October 28, 1995 at an exercise price of $15.75 per Share was replaced on April 19, 1996 with a new option for 6,000 Shares at an exercise price of $6.88 per Share, with vesting of 2,000 Shares on April 19, 1997, 1998 and 1999. See "Repricing of Options."

    In addition to options granted automatically under the Nonstatutory Plan, on December 18, 1997, Mr. Piscopo received options for 6,000 Shares at an exercise price of $17.75 per share.

                             EXECUTIVE COMPENSATION

EXECUTIVE OFFICER COMPENSATION

    The following table sets forth information regarding the dollar value of all compensation received for services rendered in all capacities of the Company for the Chief Executive Officer, the four other highest paid executive officers of the Company and an additional individual who would have been a named executive officer of the Company but for the fact that he was not serving as an executive officer of the Company on December 31, 1996 for the fiscal year ended December 31, 1996, and the immediately preceding fiscal years.

                           SUMMARY COMPENSATION TABLE

                                                                                                             LONG-TERM
                                                                                                           COMPENSATION
                                                                       ANNUAL COMPENSATION                    AWARDS
                                                         ------------------------------------------------  -------------
                                                                                                OTHER       SECURITIES
                                                                                               ANNUAL       UNDERLYING
                                                                     SALARY       BONUS     COMPENSATION      OPTIONS
              NAME AND PRINCIPAL POSITION                  YEAR        ($)         ($)           ($)       (# OF SHARES)
-------------------------------------------------------  ---------  ---------  -----------  -------------  -------------
W. Scott Webber                                               1996    220,000      8,291(1)       1,099(2)    120,000(4)
President and Chief Executive Officer                         1995    198,750    192,166(1)          --            --
                                                              1994    181,250    121,919(1)          --            --

Steven M. Ehrlich                                             1996    115,000     37,704(1)       1,099(2)     60,000(5)
Vice President,                                               1995     98,870     38,043             --        20,000
ESM Business Unit                                             1994     80,720     40,461             --            --

Jeremiah J. Fleming                                           1996    123,333     62,948(1)          --        68,750(6)
Former Vice President,                                        1995    100,000    109,241(1)          --        26,250
Domestic Sales                                                1994     60,000    148,202(1)          --         5,000

Stephen R. Head                                               1996    116,250         --             --        60,000(5)
Former Vice President, Finance,                               1995    109,167     67,982             --        20,000
Chief Financial Officer,                                      1994     94,552     40,310             --        47,500
Secretary, and Treasurer

Michael J. Robbins                                            1996    150,000    377,267         31,634(2 (3)     80,000(7)
Senior Vice Preisident,                                       1995    130,000         --        178,202(3)     20,000
Worldwide Operations                                          1994    115,717    143,489(1)          --            --

------------------------------

(1) Includes participation in the annual Company-sponsored trip awarded to persons meeting specified sales quotas and/or tax preparation expense.

(2) Represents expense for tax preparation.

(3) Paid in connection with overseas assignment, including tax equalization.

(4) In 1996, a total of 60,000 new options were granted and 60,000 options were subsequently exchanged, with vesting to re-start as of the new date of issue.

(5) In 1996, a total of 10,000 new options were granted and 50,000 options were exchanged, with vesting to re-start as of the new date of issue.

(6) In 1996, a total of 10,000 new options were granted and 58,750 options were exchanged, with vesting to re-start as of the new date of issue.

(7) In 1996, a total of 20,000 new options were granted and 60,000 options were exchanged, with vesting to re-start as of the new date of issue.

OPTION GRANTS

    The following table shows information concerning options granted during the Company's fiscal year ended December 31, 1996 to the executive officers named in the Summary Compensation Table (the "Named Executive Officers").

                       OPTION GRANTS IN LAST FISCAL YEAR
                               INDIVIDUAL GRANTS

                                                                                               POTENTIAL REALIZABLE
                                                                                                 VALUE AT ASSUMED
                                       NUMBER OF      % OF TOTAL                              ANNUAL RATES OF STOCK
                                      SECURITIES        OPTIONS                               PRICE APPRECIATION FOR
                                      UNDERLYING      GRANTED TO     EXERCISE                      OPTION TERM
                                        OPTIONS      EMPLOYEES IN      PRICE     EXPIRATION   ----------------------
               NAME                 GRANTED (#)(1)    FISCAL YEAR    ($/SHARE)      DATE        5%($)       10%($)
----------------------------------  ---------------  -------------  -----------  -----------  ----------  ----------
W. Scott Webber...................         60,000           5.01%    $   13.75      1/19/06   $  518,838  $    1,314
                                           60,000(3)        5.01%         6.88      4/19/06      259,608     657,897
Steven M. Ehrlich.................         10,000            .84%        13.75      1/19/06       86,473     219,139
                                           20,000(3)        1.67%        13.75      1/19/06      172,946     438,279
                                           10,000(3)         .84%         6.88      4/19/06       43,268     109,649
                                           20,000(3)        1.67%         6.88      4/19/06       86,536     219,299
Jeremiah J. Fleming...............         10,000            .84%        13.75      1/19/06       88,473      65,790
                                           20,000(2)        1.67%        13.75      1/19/06      172,946     438,279
                                           10,000(3)         .84%         6.88      4/19/06       43,268     109,649
                                           20,000(3)        1.67%         6.88      4/19/06       86,536     219,299
                                            6,250(2)         .52%         6.88      4/19/06       27,042      68,531
                                            2,500(2)         .21%         6.88      4/19/06       10,817      27,412
Stephen R. Head...................         10,000            .84%        13.75      1/19/06       86,473     219,139
                                           20,000(3)        1.67%        13.75      1/19/06      172,946     438,279
                                           10,000(3)         .84%         6.88      4/19/06       43,268     109,649
                                           20,000(3)        1.67%         6.88      4/19/06       86,536     219,299
Michael J. Robbins................         20,000           1.67%        13.75      1/19/06      172,946     438,279
                                           20,000(2)        1.67%        13.75      1/19/06      172,946     438,279
                                           20,000(3)        1.67%         6.88      4/19/06       86,535     219,299
                                           20,000(3)        1.67%         6.88      4/19/06       86,535     219,299

------------------------
(1) Generally, options granted under the Nonstatutory Plan and the Software Artistry Inc. 1996 incentive Stock Option Plan (as amended) (collectively, the "Option Plans") before December 10, 1996 are exercisable over a five-year period, 20% each year, and are subject to the employee's continued employment. Options granted after December 10, 1996 are exercisable over a two-year period, 25% every six months, and are subject to the employee's continued employment. Options are issued at fair market value on the date of grant. The exercisability of the options will be accelerated in the event of certain occurrences, including the sale of the Company or a significant merger.

(2) Options granted prior to 1996 which were cancelled and re-issued April 19, 1996, with vesting to re-start as of the new date of issue.

(3) Options either newly granted or cancelled and re-issued on January 19, 1996 were subsequently exchanged for new options on April 19, 1996, with vesting to re-start as of the new date of issue.

OPTION EXERCISES

    The following table shows information concerning options exercised by the Named Executive Officers during the Company's fiscal year ended December 31, 1996, including the aggregate value of any gains realized on such exercise. The table also shows information regarding the number and value of unexercised options held by the Named Executive Officers at December 31, 1996.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR END OPTION VALUES

                                                              NUMBER OF SECURITIES
                                                                   UNDERLYING             VALUE OF UNEXERCISED
                                    SHARES                    UNEXERCISED OPTIONS        IN-THE-MONEY OPTIONS AT
                                   ACQUIRED      VALUE       AT FISCAL YEAR-END (#)      FISCAL YEAR-END ($)(2)
                                      ON        REALIZED   --------------------------  ---------------------------
             NAME                EXERCISE (#)    ($)(1)    EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
-------------------------------  ------------  ----------  -----------  -------------  ------------  -------------
W. Scott Webber................            0            0     285,820        60,000    $  1,725,797   $    15,000
Steven M. Ehrlich..............        5,000   $   56,350      32,148        30,000    $    183,921   $     7,500
Jeremiah J. Fleming............       11,000   $  135,930       9,000        38,750    $     43,928   $     9,688
Stephen R. Head................       28,750   $  143,550           0             0               0             0
Michael J. Robbins.............       10,000   $  120,200     197,160        40,000    $  1,266,377   $    10,000

------------------------

(1) Calculated based on the fair market value of the underlying securities on the exercise date minus the exercise price of such options.

(2) The closing price for the Shares as of December 31, 1996, the last day of trading in 1996, on the Nasdaq National Market was $7 1/8 per share.

REPRICING OF OPTIONS

    In January and April, 1996, as a result of broad declines in the fair market value of the Shares, the Compensation Committee and the Board of Directors determined that it was in the best interests of the Company to offer certain current option holders, including executive officers and independent directors (see "Compensation of Directors") the opportunity to exchange certain unexercised and unvested options for new options with an exercise price equal to the then current fair market value of the Shares. Under the approved changes, optionees who agreed to the cancellation of their outstanding options received in exchange a new option exercisable for the same number of shares at an exercise price equal to the fair market value of the Shares on the date of the exchange. Therefore, in effect, optionees who agreed to the exchange received a lower exercise price and gave up any vesting accrued through the date of their canceled options.

    On January 19, 1996, the Compensation Committee and the Board of Directors approved the offer to exchange outstanding unexercised and unvested options that were previously granted with exercise prices above $20.00 per Share for the same number of Shares with an exercise price of $13.75 per Share, the fair market value on January 19, 1996, with vesting to restart as of that date. On April 19, 1996, the Compensation Committee and the Board of Directors approved the offer to exchange outstanding unexercised and unvested options that were previously granted with exercise prices above the current market price with new options for the same number of Shares with an exercise price of $6.88 per Share, the fair market value on April 19, 1996, with vesting to restart as of that date. See "Compensation of Directors", "Ten-Year Option/ SAR Repricings" table, and "Report of the Compensation Committee on Repricing of Options."

    The following table provides the specified information concerning all repricings of options Shares held by any executive officer of the Company since March 2, 1995, the date of the Company's initial public offering. All repriced options are at the full fair market value of the Shares on the date of repricing. Repriced options vest ratably over a five-year period beginning on the date of repricing. Optionees forfeit any accrued vesting on their canceled options. See "Report of the Compensation Committee on Repricing of Options."

                         TEN-YEAR OPTION/SAR REPRICINGS

                                                NUMBER OF
                                               SECURITIES                        EXERCISE                      LENGTH OF
                                               UNDERLYING     MARKET PRICE OF  PRICE AT TIME                ORIGINAL OPTION
                                              OPTIONS/SARS     STOCK AT TIME   OF REPRICING       NEW      TERM REMAINING AT
                                               REPRICED OR    OF REPRICING OR  OR AMENDMENT    EXERCISE    DATE OF REPRICING
NAME AND POSITION                   DATE       AMENDED(#)      AMENDMENT ($)        ($)        PRICE ($)     OR AMENDMENT
--------------------------------  ---------  ---------------  ---------------  -------------  -----------  -----------------
W. Scott Webber.................    4/19/96        60,000        $    6.88       $   13.75     $    6.88       117 mos.
 President and Chief Executive
 Officer

Steven M. Ehrlich...............    1/19/96        10,000        $   13.75       $   20.13     $   13.75       112 mos.
 Vice President                     4/19/96        30,000     $       6.88     $     13.75    $     6.88       117 mos.

Jeremiah J. Fleming.............    1/19/96        20,000     $      13.75     $     20.13    $    13.75       112 mos.
 Former Vice President, Sales       4/19/96        30,000     $       6.88     $     13.75    $     6.88       117 mos.
                                    4/19/96         6,250     $       6.88     $      7.40    $     6.88       104 mos.
                                    4/19/96         2,500     $       6.88     $      7.35    $     6.88       104 mos.

Stephen R. Head.................    1/19/96        10,000     $      13.75     $     20.13    $    13.75       112 mos.
 Former Vice President, Chief
 Financial Officer, Secretary &     4/19/96        30,000     $       6.88     $     13.75    $     6.88       117 mos.
 Treasurer

Gary E. Lemke...................    1/19/96        20,000     $      13.75     $     20.13    $    13.75       112 mos.
 Former Vice President,
 Marketing                          4/19/96        50,000     $       6.88     $     13.75    $     6.88       117 mos.

Scott S. McCorkle...............    4/19/96         1,000     $       6.88     $     13.88    $     6.88       115 mos.
 Vice President                     4/19/96         1,000     $       6.88     $     15.00    $     6.88       115 mos.

Michael J. Robbins..............    1/19/96        20,000     $      13.75     $     20.13    $    13.75       112 mos.
 Senior Vice President,
 Worldwide                          4/19/96        40,000     $       6.88     $     13.75    $     6.88       117 mos.
 Operations

EMPLOYMENT AND OTHER EMPLOYEE RELATED CONTRACTS

    Certain executive officers have employment agreements with the Company. The agreements fix each officer's base compensation, provide for salary increases and bonuses as the Company's Board of Directors may determine from time to time, provide for participation in such employee benefit plans as the Company may adopt from time to time for its personnel generally, provide for reimbursement of travel and other expenses in connection with such officers' employment, and, in certain circumstances, allow for specified relocation fees and education reimbursement. The agreements have no specified terms but are terminable by the Company with or without just cause, as defined in the employment agreements. Upon termination without just cause, the officer is entitled to severance pay equal to such officer's base salary at the time of termination and continued medical insurance coverage for 12 months or until such officer obtains employment, whichever period is less. If so terminated without just cause, the Company would be obligated to pay the indicated amounts to the following executive officers: W. Scott Webber, $240,000; Steven M. Ehrlich $140,000; and Michael J. Robbins, $190,000. The agreements also contain confidentiality and non-compete provisions between the Company and such officers for the terms and guidelines as set forth in each agreement. Certain amendments were made to these severance arrangements in connection with the execution of the Merger Agreement. See "Arrangements Made in Connection with the Merger" below.

ARRANGEMENTS MADE IN CONNECTION WITH THE MERGER

    AMENDMENT TO CERTAIN STOCK OPTION AGREEMENTS. Except as described below, all options will become fully vested as a result of the Merger unless the holder of options that would otherwise accelerate elects to waive such acceleration.

    In connection with the execution of the Merger Agreement, Stock Option Agreements between the Company and each of Mr. Webber and Mr. Robbins, (the "Stock Option Agreements"), were amended to provide that the unvested options held by them (i) would not be accelerated as a result of the transaction, (ii) would be assumed by IBM and (iii) would vest in two equal segments, one segment becoming fully vested on the first anniversary of the effective time of the Merger (the "Effective Time") and the second segment becoming fully vested on the second anniversary of the Effective Time; PROVIDED HOWEVER, that all unvested options held by Mr. Webber and Mr. Robbins would vest immediately upon any termination of Mr. Webber or Mr. Robbins, as the case may be, without "good cause" and, in the case of Mr. Robbins, upon a Special Termination Event (as hereinafter defined).

    In connection therewith, IBM agreed to make payments to Mr. Webber equal to $150,000 and to Mr. Robbins equal to $125,000 upon the vesting of each segment of options (other than, in the case of Mr. Robbins, a vesting pursuant to the occurence of a Special Termination Event); PROVIDED that all such payments would be paid immediately to Mr. Webber or Mr. Robbins, as the case may be, upon any termination of Mr. Webber or Mr. Robbins, as the case may be, without "good cause".

    WAIVER OF SEVERANCE PAY. In connection with the execution of the Merger Agreement, (i) Mr. Godfrey, Mr. Ehrlich, Mr. McCorkle and Mr. Webber waived their rights to receive severance payments as a result of a constructive termination occurring at any time or as a result of any termination occurring after the first anniversary of the Effective Time, (ii) Mr. Vanneman waived his right to receive severance payments in exchange for a lump sum payment of $170,000 and (iii) Mr. Robbins agreed that, for purposes of determining whether severance payments would be due to him as a result of a constructive termination, a constructive termination would be defined as a reduction in his base compensation or a relocation of his place of employment to a location that is more than fifty miles from his current place of employment (a "Special Termination Event") and waived his right to receive severance payments as a result of any termination occurring after the first anniversary of the Effective Time.

    CERTAIN ARRANGEMENTS In connection with the execution of the Merger Agreement, IBM agreed to the payment by the Company to Mr. Webber and Mr. Robbins of special bonuses of $450,000 and $300,000, respectively, and to the making of certain future option grants in connection with the Company's sales compensation program.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The following is the Report of the Compensation Committee of the Board of Directors, describing the compensation policies and rationale applicable to the Company's executive officers with respect to compensation paid to such executive officers for the year ended December 31, 1996. This report is not "soliciting material," is not deemed filed with the Securities and Exchange Commission, and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934. This Report speaks as of March 25, 1997 and does not reflect developments related to the Offer and the Merger.

PURPOSE OF THE COMPENSATION COMMITTEE

    The Compensation Committee of the Board of Directors is responsible for recommending to the Board of Directors compensation levels for the executive officers for each fiscal year based upon a consistent set of policies and procedures.

COMPENSATION COMMITTEE STRUCTURE

    As of March 25, 1997, the date of this report, the Compensation Committee consisted of three (3) independent, non-employee members of the Board of Directors who meet during the fourth quarter of each fiscal year to set executive officer salaries and other compensation, and at other times as deemed necessary.

OBJECTIVES OF THE COMPENSATION PROGRAM

    The objectives of the compensation program are: (i) to provide a means for the Company to attract and retain high-quality executives; (ii) to tie executive compensation directly to the Company's business and performance objectives;
(iii) to align the financial interests of the Company's executive officers with the financial interest of shareholders; and (iv) to reward outstanding individual performance that contributes to the long-term success of the Company.

ELEMENTS OF COMPENSATION

    Each executive officer's compensation package is comprised of three elements: (i) base compensation, which reflects individual responsibility and is designed primarily to be competitive with salary levels of a comparative group;
(ii) annual bonus plan compensation payable in cash and tied generally to the achievement of financial performance goals as established by the Board of Directors; and (iii) long-term stock-based incentive compensation which emphasizes a focus on Company growth and increased shareholder value.

    BASE SALARIES. In order to retain executives and other key employees, and to be able to attract additional well-qualified executives when the need arises, the Company strives to offer salaries, health care and other employee benefit programs to its executives and other key employees which are comparable to those offered to persons with similar skills and responsibilities by competing businesses. In recommending salaries for executive officers, the Committee: (i) reviews the historical performance of the officers and (ii) reviews available information, including information published in secondary sources, regarding prevailing salaries and compensation programs offered by competing businesses which it believes are comparable to the Company in terms of size, revenue, financial performance and industry group. Many, though not all, of these competing businesses are publicly traded.

    REVENUE BONUS. Certain officers of the Company (Vice President, North American Sales, Vice President, European Operations, and Vice President, Asia Pacific Operations) are paid a cash bonus, on a quarterly basis, upon the achievement of their assigned revenue targets on a year-to-date basis. The annual bonuses for achievement of all targets range from $50,000 to $85,000 for each officer.

    ANNUAL BONUS COMPENSATION. The Board of Directors establishes, on an annual basis, a cash incentive program for each of the Company's executive officers. The Compensation Committee recommended and the Board of Directors approved an annual incentive bonus compensation structure for fiscal year 1997 which is based upon the attainment of annual operating income goals and increased revenue growth for the year.

    LONG-TERM STOCK-BASED INCENTIVE COMPENSATION. Long-term incentives are provided through stock option grants which are based upon factors that the Compensation Committee deems appropriate, including aligning the interests of each executive officer with those of the shareholders and providing each individual with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. Each grant generally allows the officer to acquire Shares at a fixed price per Share (the market price on the grant date) over a specified period of time (up to 10 years). Options granted before December 10, 1996 generally vest in equal installments over a five year period, contingent upon the executive officer's continued employment with the Company. Options granted after December 10, 1996 generally vest at six month intervals over a two-year period, contingent upon the executive officer's continued employment. Accordingly, options will provide a return to the executive officer only if the executive officer remains employed by the Company during the vesting period, and then only to the extent the market price of the Shares appreciates over the option term. The size of the option grant to each executive officer, based on the aggregate exercise price, is somewhat subjective and generally is set at a level that the Committee deems appropriate in order to create a meaningful opportunity for stock ownership based upon the individual's current position with the Company, but also takes into account (i) comparable awards to individuals in similar positions in the industry as reflected in generally available information, (ii) the individual's potential for future responsibility and promotion over the option term, and
(iii) the individual's personal performance in recent periods. The Committee also takes into account the number of vested and unvested options held by each executive officer in order to maintain an appropriate amount of equity incentive for that individual. However, the Committee does not adhere to any specific guidelines as to the relative option holdings of the Company's executive officers. See "Executive Compensation--Repricing of Options".

CHIEF EXECUTIVE OFFICER COMPENSATION

    Mr. Webber's base salary and incentive compensation were established in accordance with the criteria described above. Mr. Webber's base salary for 1996 as President and Chief Executive Officer was $220,000. In setting this amount, the Board of Directors took into account: (i) its belief that Mr. Webber is the Chief Executive Officer of a leading software company and has significant and broad based experience in the software industry; (ii) the scope of Mr. Webber's responsibilities; and (iii) its confidence in Mr. Webber to lead the Company's growth in the future. The base salary is set to provide a compensation level considered by the Compensation Committee to be comparable to a selected group of other software companies.

TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION

    Section 162 of the Internal Revenue Code of 1986, as amended (the "IRC"), limits the federal income tax deductibility of compensation paid to the Company's Chief Executive Officer and to each of the other four most highly compensated executive officers. The Company may deduct such compensation only to the extent that during any fiscal year the compensation paid to any such individual does not exceed $1 million, unless compensation is performance-based and meets certain specified conditions (including shareholder approval). Based on the Company's current compensation plans and policies and recently released regulations interpreting Section 162 of the IRC, the Company and the Committee do not believe that, for the near future, the aggregate amount of compensation payable to executives will exceed the $1 million limit.

          REPORT OF THE COMPENSATION COMMITTEE ON REPRICING OF OPTIONS

    In January and April, 1996 the Compensation Committee considered the options held by the Company's executive officers, independent directors and employees and the fact that the broad decline in the price of the Shares had resulted in a substantial number of stock options granted pursuant to the Company's Option Plans having exercise prices well above the recent trading prices for the Shares. The Committee took into account information presented by management showing that employee turnover had significantly increased in each of the most recent fiscal years. The Committee was advised that management believed that turnover was increasing in part because the Company's total compensation package for long-term employees, which included substantial options with exercise prices well above the current trading price, was less attractive than compensation offered by other companies in the same geographic location, because options granted to new hires at other companies would be granted at current trading prices, providing more opportunity for appreciation than the Company's options.

    The Committee believed that (i) the Company's success in the future will depend in large part on its ability to retain a number of its highly skilled technical, managerial and marketing personnel, (ii) competition for such personnel is intense, (iii) the loss of key employees could have a significant adverse impact on the Company's business, and (iv) it is important and cost-effective to provide equity incentives to independent directors, employees and executive officers of the Company to improve the Company's performance and the value of the Company for its shareholders. The Committee considered granting new options to existing employees at fair market value, but recognized that the size of the option grants required to offset the decline in market price would result in significant additional dilution to shareholders. The Committee also recognized that an exchange of existing options with exercise prices higher than fair market value for options at fair market value would provide additional incentive to employees because of the increased potential for appreciation and also recognized that the Committee could require restarted vesting in the exchange options, so that optionees participating in the exchange would have incentives to remain with the Company. On balance, considering all of these factors, the Committee determined it to be in the best interests of the Company and its shareholders to restore the incentive for independent directors, employees and executive officers to remain with the Company and to exert their maximum efforts on behalf of the Company by granting replacement stock options under its Options Plans for those options with exercise prices above recent trading prices, at the optionee's option, and with restarted vesting.

    Accordingly, in January 1996 and April 1996, the Committee and the Board of Directors approved an offer to all employees of the Company, including executive officers and independent directors, to exchange certain outstanding options with exercise prices above the then current trading price for options with an exercise price equal to the current trading price, with vesting commencing on the date of the exchange. All exchanged options will terminate no later than ten
(10) years from the date of exchange. Accordingly, optionees who participated in the exchange received a lower exercise price in exchange for their forfeiting any accrued vesting on their exchanged options.

    The offer to exchange options on January 19, 1996 was applicable only to previously granted options with exercise prices above $20.00 per share. A total of 126,500 options with exercise prices from $20.13 to $24.25 per share were exchanged for an equal number of shares at an exercise price of $13.75, the closing price of the Shares on January 19, 1996.

    The offer to exchange options on April 19, 1996 was applicable to previously granted unvested and unexercised options with exercise prices above $6.88 per share. A total of 431,738 options with exercise prices from $7.35 to $17.75 per share were exchanged for an equal number of Shares at an exercise price of $6.88 per Share, the closing price of the Shares on April 19, 1996.

    See "Executive Compensation--Repricing of Options", "Board of
Directors--Compensation of Directors", and "Executive Compensation--Ten-Year Option/SAR Repricings" table for additional information.

CONCLUSION

    Through the programs described above, a significant portion of the Company's executive compensation is linked directly to corporate performance as well as, with respect to stock options, stock appreciation. In 1996, as in previous years, a substantial portion of the Company's targeted executive compensation consisted of performance-based variable elements. The Compensation Committee intends to continue the policy of linking executive officer compensation to Company performance and returns to shareholders, recognizing that the ups and downs of the business cycle from time to time may result in an imbalance for a particular period.

                                          By the Compensation Committee,
                                          Joseph A. Piscopo, CHAIRMAN
                                          Lawrence W. Olson
                                          Jerry Baker

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During the year ended December 31, 1996, the Compensation Committee consisted of Joseph A. Piscopo, Jerry Baker, and Lawrence W. Olson. Mr. Baker resigned effective September 10, 1997. The Compensation Committee now consists of Mr. Piscopo, Mr. Dawson, Mr. Fensterstock and Mr. Olson. The Company is not aware of any interlocks or insider participation required to be disclosed under applicable rules of the Securities and Exchange Commission.

                  SECTION 16(A) OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires the Company's directors, executive officers and holders of more than 10% of the Company's Common Stock (collectively the "Reporting Persons") to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Shares. Such Reporting Persons are required by regulations of the Securities and Exchange Commission to furnish the Company with copies of all such filings.

    Based solely on a review of copies of reports filed by the Reporting Persons pursuant to Section 16(a) of the Exchange Act, or written representations from certain Reporting Persons that no Form 5 filing was required for such person, the Company believes that all Reporting Persons complied with all Section 16(a) requirements in the fiscal year ended December 31, 1996, except that (i) Mr. Fleming filed one late Form 5, and (ii) Dr. Brown filed one late Form 4 reporting three transactions.

                         COMPARATIVE PERFORMANCE GRAPH

    The following graph compares the cumulative total return on the Shares during the period from the Company's initial public offering through December 31, 1996, with the Prepackaged Software (SIC Code 7372) Index ("SIC Code 7372 Index") and the cumulative total return on the Nasdaq Stock Market (U.S. Companies) Index ("NASDAQ Market Index"). The comparison assumes $100.00 was invested on March 3, 1995 in the Shares and in each of the foregoing indices and assumes any dividends were reinvested.

                 COMPARISON OF CUMULATIVE TOTAL RETURN (1) (2)

                                [GRAPH]

                     ASSUMES $100 INVESTED ON MARCH 3, 1995
                          ASSUMES DIVIDENDS REINVESTED
                      FISCAL YEAR ENDING DECEMBER 31, 1996

INDEX DESCRIPTION                       3/3/95       3/31/95      6/30/95      9/30/95     12/31/95      3/31/96      6/30/96
------------------------------------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Software Artistry, Inc..............   $     100       115.66       107.23        91.57        72.29        56.63        33.13
SIC Code 7372 Index.................   $     100       107.69       128.62       138.89       146.28       152.55       172.06
NASDAQ Market Index.................   $     100       104.74       114.59       127.68       126.65       132.50       142.32

INDEX DESCRIPTION                       9/30/96
------------------------------------  -----------
Software Artistry, Inc..............       34.94
SIC Code 7372 Index.................      181.15
NASDAQ Market Index.................      146.24

------------------------

(1) Prior to March 3, 1995, the Shares were not publicly traded. Comparative data is provided only for the period since that date. This graph is not "soliciting material," is not deemed filed with the Securities and Exchange Commission, and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934 whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

(2) The Share price performance shown on the graph is not necessarily indicative of future price performance. Information used for this graph was obtained from Media General Financial Services, Richmond, Virginia, a source believed to be reliable, but the Company is not responsible for any error or omissions in such information.

                    VOTING SECURITIES AND PRINCIPAL HOLDERS

    The following table sets forth, as of December 18, 1997, certain information regarding beneficial ownership of Shares by (i) each person known to the Company to be the beneficial owner of more than five percent of the outstanding Shares,
(ii) each director of the Company, (iii) the chief executive officer and the other Named Executive Officers, and (iv) all of the Company's executive officers and directors as a group. Unless otherwise noted, the named beneficial owner has sole voting and investment power. The amounts set forth below do not reflect the acceleration of any presently unvested options, or the exercise of any accelerated options, which under the terms of the Company's Option Plans would result from the purchase of Shares pursuant to the Offer.

                                                                                NUMBER OF SHARES
                                                                                 OF COMMON STOCK
                                                                                  BENEFICIALLY     PERCENT OF COMMON
NAME (1)                                                                              OWNED        STOCK OUTSTANDING
------------------------------------------------------------------------------  -----------------  -----------------
Brendan J. Dawson.............................................................               0                 0
Blair C. Fensterstock.........................................................               0                 0
Lawrence W. Olson (2).........................................................           6,500                 *
Joseph A. Piscopo (3).........................................................         591,094               7.7
W. Scott Webber (4)...........................................................         516,720               6.7
Steven M. Ehrlich (5).........................................................          51,148                 *
Jeremiah J. Fleming (6).......................................................          48,148                 *
Stephen Head (7)..............................................................          28,650                 *
Michael J. Robbins (8)........................................................         210,160               2.7
Thomas E. Vanneman (9)........................................................          18,272                 *
All Directors and executive officers
 as a group (10 persons)......................................................       1,470,692              19.1

ADDITIONAL 5% SHAREHOLDERS
------------------------------------------------------------------------------
Donald E. Brown, M.D. (10)....................................................         827,070              10.5
 10022 Fox Trace
 Zionsville, IN 46277
Lawrence D. Greenberg.........................................................         411,900               6.0
Greenberg--Summit Partners, L.L.C. (11)
 600 Atlantic Avenue
 Suite 2800
 Boston, MA 02210

------------------------

*   Less than 1% of the outstanding Shares.

(1) The business address of all directors and executive officers is care of Software Artistry, Inc., 9449 Priority Way West Drive, Indianapolis, IN 46240.

(2) Includes 6,500 Shares subject to options exercisable within 60 days of December 18, 1997.

(3) Includes 15,750 Shares subject to options exercisable within 60 days of December 18, 1997.

(4) Includes 317,820 Shares subject to options exercisable within 60 days of December 18, 1997.

(5) Includes 50,648 Shares subject to options exercisable within 60 days of December 18, 1997.

(6) Mr. Fleming terminated employment with the Company in January 1997. Share ownership information for him is as of February 26, 1997.

(7) Mr. Head terminated employment with the Company in December 1996. Share ownership information for him is as of February 26, 1997.

(8) Includes 210,160 Shares subject to options exercisable within 60 days of December 18, 1997.

(9) Includes 12,500 Shares subject to options exercisable within 60 days of December 18, 1997.

(10) Based solely on information provided by Dr. Brown in connection with the execution of the Shareholders' Agreement, Dr. Brown owns 707,000 shares. Shares beneficially owned also includes 120,070 Shares subject to options exercisable within 60 days of December 18, 1997.

(11) Based solely on information included in a joint statement on Schedule 13-D dated July 16, 1997.

   EXHIBIT
   NUMBER                                                    DESCRIPTION
-------------  --------------------------------------------------------------------------------------------------------
1..........    Merger Agreement
2..........    Pages 9-16 of the Proxy Statement
3..........    Shareholder Agreement
4..........    Article VI of the Restated By-laws of the Company
5..........    Opinion of Broadview Associates dated December 18, 1997*
6..........    Press Release of the Company and IBM, issued December 19, 1997
7..........    Letter, dated December 23, 1997, from the Chairman of the Board and President to the shareholders of the
               Company

------------------------

*   Attached hereto as Annex A.